Filed pursuant to Rule 433

Registration Statement No. 333-180300-03 April 15, 2014

GLDI

Gold Shares Covered Call ETN

Credit Suisse AG, Investor Solutions April 2014

Executive Summary

Credit Suisse Gold Shares Covered Call ETN

Ticker: GLDI Intraday Indicative Value Ticker: GLDI.IV Bloomberg Index Ticker: QGLDI CUSIP: 22542D480 Primary Exchange: Nasdaq ETN Annual Investor Fee: 0.65%1 Inception Date: 1/28/2013

Index: Credit Suisse NASDAQ Gold FLOWSTM 103 Index

1 Because of daily compounding, the actual investor fee realized may exceed 0.65% per annum.

Credit Suisse AG April 2014 2

Executive Summary

Credit Suisse Gold Shares Covered Call ETN

First exchange traded product in the US offering a covered call strategy on a gold investment Provides variable monthly cash distributions A scalable covered call solution for advisors and investors to deploy across a range of portfolio sizes and asset allocations The Index notionally sells a 3% out-of-the-money call option each month while maintaining a notional long position in shares of the SPDR ® Gold Trust (ticker: GLD UP <Equity>)

(“GLD Shares”)

Investors have a maximum upside each month of approximately 3% plus the premium generated Investors have full exposure to the downside of the Index

Credit Suisse AG April 2014 3

Covered Call Strategies

Payoff at Expiration

An investor establishes a long position in a stock and an equal number of call options are sold The seller of a call option agrees to sell the underlying stock at a specific strike price upon the expiration of the call option A premium is received by the seller in consideration for the sale of the option At expiration of the call option:

If the stock price is less than the strike price, the option expires worthless

If the stock price is greater than the strike price, the call option seller delivers the stock, and forgoes any gain above the strike price

Credit Suisse AG April 2014 4

SPDR Gold Trust ETF (GLD)

Calendar Month Return Distribution (Jan 2005 – Mar 2014)

2005 2006 2007 2008 2009 2010 2011 2012 2013 2014

     January -3.61% 9.93% 2.56% 10.84% 5.54% -1.26% -6.38% 11.40% -0.51% 3.42% February 3.08% -1.11% 2.55% 5.23% 1.45% 3.27% 6.00% -2.97% -5.09% 6.27% March -1.61% 3.62% -1.11% -6.00% -2.54% -0.44% 1.60% -1.32% 0.96% -3.14% April 1.24% 12.03% 2.05% -4.16% -3.33% 5.88% 8.94% -0.15% -7.57% May -3.92% -1.32% -2.31% 0.92% 10.23% 3.05% -1.79% -6.34% -6.20% June 4.30% -4.67% -1.94% 4.52% -5.22% 2.35% -2.43% 2.35% -11.06% July -1.43% 3.15% 2.37% -1.44% 2.38% -5.09% 8.42% 0.84% 7.43% August 1.35% -1.38% 1.11% -9.29% 0.05% 5.71% 12.27% 4.94% 5.20% September 7.60% -4.53% 10.51% 4.11% 5.84% 4.78% -11.06% 4.67% -4.78% October -0.64% 1.29% 6.95% -16.14% 3.72% 3.68% 5.87% -2.94% -0.34% November 5.82% 6.89% -1.65% 12.57% 12.79% 2.11% 1.67% -0.47% -5.51% December 5.05% -1.83% 6.65% 7.73% -7.20% 2.44% -10.66% -2.43% -3.79%

GLD Calendar Monthly Return Distribution (Jan 2005 – Mar 2014)

25% 20% 15% 10% 5%

0%

< -6% -6% to -3% -2.9% to 0% 0.1% to 2.9% 3% to 6% 6% <

The above data is based on the historical performance of the GLD Shares on the primary exchange from January 1, 2005 to March 31, 2014 and illustrates the distribution of calendar monthly returns that have been greater than or less than 3%. Historical performance is not indicative of future performance. The above data do not reflect any performance of the ETNs or include the investor fees associated with the ETNs, which will reduce the amount of the return on the ETNs at maturity or upon acceleration or repurchase by Credit Suisse.

Source: Bloomberg Professional

Credit Suisse AG April 2014 5

SPDR Gold Trust ETF (GLD)

Calendar Month Return Distribution

The SPDR® Gold Shares ETF was launched on November 18, 2004

Over the 111 calendar months from Jan 2005 – March 2014, the SPDR® Gold Shares ETF (“GLD”) appreciated more than 3% in a single month 42 times, roughly about 1/3 of the time1 The average calendar month gain from Jan 2005 – March 2014 was 1.09%1

1 Historical performance is not indicative of future performance.

Credit Suisse AG, Investor Solutions April 2014 6

SPDR Gold Trust ETF (GLD)

Spot Gold Price & GLD Price History and AUM Since Inception

Spot Gold & GLD Price History

     $2,000.00 $200.00 $ $1,500.00 $150.00 price Price $ London $1,000.00 $100.00 ETF $500.00 $50.00 GLD Gold $- $-

Gold London Price $ GLD ETF $ price

The above graph sets forth the historical performance of the GLD Shares on the primary exchange from March 1, 2005 to March 31, 2014, and the historical price of gold (using the London PM fixing price) from January 1, 1971 to March 1, 2005. Historical performance is not indicative of future performance. The above graph does not reflect any performance of the ETNs or include the investor fees associated with the ETNs, which will reduce the amount of the return on the ETNs at maturity or upon acceleration or repurchase by Credit Suisse.

GLD AUM since inception ($mm)

$80,000 $70,000 $60,000 $50,000 $40,000 $30,000 $20,000 $10,000 $0

Source: Bloomberg Professional

Credit Suisse AG April 2014 7

Current Yield Environment

Traditional Sources of Cash Flow Not Meeting Investor Needs

	12 Month Dividend Yield[1]	Annual Volatility[1]
STOCKS & BONDS		
SPDR S&P 500® ETF Trust (SPY)	1.86%	11.62%
iShares® Core Total US Bond (AGG)	2.28%	3.82%
iShares® iBoxx USD High Yield Corporate Bond ETF (HYG)	5.92%	6.52%
iShares® Dow Jones Select Dividend ETF (DVY)	3.04%	11.51%
EQUITY SECTORS		
Utilities Select Sector SPDR® ETF (XLU)	3.55%	12.97%
iShares® Dow Jones US Telecommunications ETF (IYZ)	2.67%	14.66%
ALTERNATIVE ASSET CLASSES		
Vanguard REIT ETF (VNQ)	3.84%	16.11%
iShares® Mortgage Real Estate Capped ETF (REM)	15.75%	20.62%
Credit Suisse Cushing® 30 MLP Index ETN (MLPN)	4.21%	14.45%
SPDR® Gold Trust (GLD)	n/a	22.47%
Credit Suisse Gold Shares Covered Call ETN (GLDI)	13.07%[2]	19.78%

[1] As of 3/31/2014. 12 month dividend yield equals the sum of all dividends over the prior twelve months, divided by the price of the security on 3/31/2014 on the relevant exchange. Annual volatility equals the annualized standard deviation of the relative price change for the 260 most recent trading days closing price, expressed as a percentage.
[2] Actual coupons per ETN for GLDI since inception are: February 2013: $0.1146, March 2013: $0.0724, April 2013: $0.1319, May 2013: $0.0572, June 2013: $0.1340, July 2013: $0.1717, August 2013: $0.3479, September 2013: $0.2090, October 2013: $0.0829, November 2013: $0.1269, December 2013: $0.1167, January 2014: $0.1355, February 2014: $0.1086, March 2014: $0.2008.
Source: Bloomberg Professional

CREDIT SUISSE Credit Suisse AG April 2014 8

Current Yield Environment

Traditional Sources of Cash Flow Not Meeting Investor Needs

Traditional sources of yield are not meeting the cash flow needs of a segment of investors Search for cash flows is extending into a broader array of assets Challenge is balancing search for cash flows with risk to capital Innovative sources of cash flow generated through strategies with low correlation to existing assets held are needed

Credit Suisse AG, Investor Solutions April 2014 9

Historical GLDI Coupons – Annualized Yield

30%

2.226%*

25%

20%

Yield 1.357%* 1.345%*

Annualized

15%

1.113%*

     0.946%* 0.800%* 0.852%* 0.819%*

10% 0.733%* 0.735%* 0.568%* 0.565%*

0.380%*

5% 0.330%*

0%

Feb-13 Mar-13 Apr-13 May-13 Jun-13 Jul-13 Aug-13 Sep-13 Oct-13 Nov-13 Dec-13 Jan-14 Feb-14 Mar-14

As of 3/31/14. Represents the monthly coupon payment since the inception of GLDI. Each annualized yield percentage represents the coupon payment for a given month, in each case multiplied by 12 and divided by the Closing Indicative Value of GLDI on the Index Business Day immediately preceding the applicable Index Distribution Date. The arithmetic average of the annualized coupon yield was equal to 10.94%.

*These percentages reflect the actual coupon percentage paid on GLDI each month, which is equal to the coupon payment divided by the Closing Indicative Value of GLDI on the Index Business Day immediately preceding the applicable Index Distribution Date.

Source: Bloomberg Professional

Credit Suisse AG April 2014 10

Correlation[1]

GLD Exhibits Low Correlation to other Exchange-Traded Products

The matrix below depicts the correlation of the daily returns for each ETN or ETF, as applicable, over the past 12 months. Light blue represents lower correlation (less than 0.30), grey represents mid-correlation (between 0.30 and 0.70), and white represents higher correlation (greater than 0.70).

	GLD	SPY	AGG	HYG	DVY	XLU	IYZ	VNQ	REM	MLPN
SPDR Gold Trust ETF (GLD)	**1.00**	0.10	0.31	0.20	0.15	0.19	0.10	0.21	0.37	0.13
SPDR S&P 500 ETF Trust (SPY)	**0.10**	1.00	0.07	0.58	0.90	0.62	0.70	0.67	0.34	0.53
iShares Core Total US Bond ETF (AGG)	**0.31**	0.07	1.00	0.58	0.18	0.40	0.18	0.46	0.58	0.18
iShares iBoxx H/Y Corp Bond ETF (HYG)	**0.20**	0.58	0.58	1.00	0.58	0.54	0.51	0.61	0.58	0.41
iShares DJ Select Dividend ETF (DVY)	**0.15**	0.90	0.18	0.58	1.00	0.79	0.73	0.73	0.47	0.54
Utilities Select Sector SPDR ETF (XLU)	**0.19**	0.62	0.40	0.54	0.79	1.00	0.55	0.69	0.49	0.45
iShares DJ US Telecommunications ETF (IYZ)	**0.10**	0.70	0.18	0.51	0.73	0.55	1.00	0.60	0.43	0.41
Vanguard REIT ETF (VNQ)	**0.21**	0.67	0.46	0.61	0.73	0.69	0.60	1.00	0.61	0.50
iShares Mortgage REIT Capped ETF (REM)	**0.37**	0.34	0.58	0.58	0.47	0.49	0.43	0.61	1.00	0.28
Credit Suisse Equal Weight MLP Index ETN (MLPN)	**0.13**	0.53	0.18	0.41	0.54	0.45	0.41	0.50	0.28	1.00

[1] Past performance is not indicative of future results. A correlation coefficient is a measure of how the value of two assets have changed in relation to each other. A correlation coefficient of 1 implies that as the value of one asset changed (either positively or negatively), the value of the other asset changed in the same direction. Alternatively, a correlation coefficient of -1 implies that the values of the assets moved in opposite directions. A correlation coefficient of 0 implies that changes in the value of the assets were random (no correlation).

Source: Bloomberg Professional, daily correlation, 3/31/2013– 3/31/2014

CREDIT SUISSE Credit Suisse AG April 2014 11

GLDI

A Single Security Solution to a Covered Call Strategy

Gold FLOWSTM 103 Index Monthly Call Challenges to operating a rolling covered Overwrite Process call strategy:

Selecting tenor & strike

Select strike Rolling options and funding re-purchases of

of calls

(approx. 3% in-the-money options

out of the

     money) Maintaining consistent access and comparable offerings for all clients Pay out net Managing strategy across advisor platforms cash Notionally Sell

premium as calls over 5 (advisory, discretionary, non-discretionary, etc.)

monthly Notional days distribution Long

     GLD GLDI presents a single security solution to position a covered call strategy on GLD:

Single instrument provides access

Notionally Sell Rules based methodology is operated entirely within

Hold cash

GLD to buy the Gold FLOWSTM 103 Index

     received for back calls selling calls

over 5 days Allocation to strategy can be customized to specific clients’ goals, constraints, & cash flow needs

Can be implemented in a scalable fashion across a variety of platforms

Credit Suisse AG April 2014 12

GLDI

Summary

     Potential GLDI offers the potential for monthly cash distributions to the extent of the premiums for Monthly generated on the notional sale of the monthly call options on GLD Shares Cash Flow A covered call strategy on GLD Shares could offer diversification to the asset allocation

Single Scalable opportunity to allocate to a covered call strategy on GLD Shares

Security Allows for custom allocations to the strategy to align with investors’ specific goals,

Solution constraints, and cash flow needs

Transparency Rules based and transparent strategy

& Daily

Liquidity Listed on Nasdaq

     First First US exchange traded product to offer cash flow stream linked to exposure to the price of a to Market gold investment

Credit Suisse AG April 2014 13

Gold Shares Covered Call ETN (GLDI)

Selected Investment Considerations

The ETNs are fully exposed to any decline in the Index. Furthermore, the return at maturity or upon repurchase will be reduced by the fees and charges associated with the ETNs. Therefore, the level of the Index must increase by an amount sufficient to offset the applicable fees and charges.

You will not receive any fixed periodic interest payments on the ETNs, and the amount of any coupon payment is uncertain and could be zero. The monthly coupon payments (if any) are variable and dependent on the premium generated by the notional sale of options on the GLD shares, and you will not receive any fixed periodic interest payments on the ETNs.

Although the return on the ETNs will be based on the performance of the Index, the payment of any amount due on the ETNs, including any payment at maturity, is subject to the credit risk of Credit Suisse. Investors are dependent on Credit Suisse’s ability to pay all amounts due on the ETNs, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the market value of the ETNs prior to maturity.

Unfavorable price movements in the GLD shares or the options on the GLD shares may cause negative performance of the Index and loss of your investment, and there is no assurance that the strategy on which the Index is based will be successful.

We have listed the ETNs on Nasdaq under the symbol “GLDI”. We expect that investors will purchase and sell the ETNs primarily in the secondary market. We have no obligation to maintain this listing on Nasdaq or any listing on any other exchange, and may delist the ETNs at any time.

The indicative value is not the same as the closing price or any other trading price of the ETNs in the secondary market. The trading price of the ETNs at any time is the price at which you may be able to sell your ETNs in the secondary market at such time, if one exists. The trading price of the ETNs at any time may vary significantly from the indicative value of such ETNs at such time. Before trading in the secondary market, you should compare the indicative value with the then-prevailing trading price of the ETNs.

The return on the ETNs is linked to the performance of the Index, which measures the return of a covered call strategy on the GLD shares. Your investment reflects a concentrated exposure to a single asset and, therefore, could experience greater volatility than a more diversified investment.

The ETNs should not be expected to track the price of gold because of the fees and expenses applied to each of the GLD shares and the ETN as well as the design of the Index methodology which limits upside participation in any appreciation of the GLD shares. Accordingly, the performance of the ETNs should not be expected to mirror the performance of the price of gold.

The Index replicates notional positions in GLD shares and options. As an owner of the ETNs, you will not have rights that holders of the GLD Shares or in any call options on the GLD Shares may have, and you will have no right to receive delivery of any components of the Index.

We have the right to repurchase your ETNs in whole or in part at any time. The amount you may receive upon a repurchase by Credit Suisse may be less than the amount you would receive on your investment at maturity or if you had elected to have us repurchase your ETNs at a time of your choosing.

Tax consequences of the ETNs are uncertain and potential investors should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the ETNs.

An investment in the ETNs involves significant risks. The selected investment considerations herein are not intended as a complete description of all risks associated with the ETNs. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Credit Suisse AG (“Credit Suisse”) has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities. Before you invest, you should read the applicable pricing supplement, the Prospectus Supplement dated March 23, 2012, and Prospectus dated March 23, 2012, to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

Credit Suisse AG April 2014 14

Gold Shares Covered Call ETN (GLDI)

Ticker: GLDI Intraday Indicative Value Ticker: GLDI.IV Bloomberg Index Ticker: QGLDI CUSIP: 22542D480 Primary Exchange: Nasdaq ETN Annual Investor Fee: 0.65%1 Inception Date: 01/28/13

Index: Credit Suisse NASDAQ Gold FLOWSTM 103 Index

For more information, please contact us: Phone: 212-538-7333 Email: ETN.Desk@credit-suisse.com

Website: www.credit-suisse.com/etn

1 Because of daily compounding, the actual investor fee realized may exceed 0.65% per annum.

Credit Suisse AG April 2014 15